SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the year ended March 31, 2013 (Friday, May 10, 2013)

2.	Notice on a distribution of retained earnings (Friday, May 10, 2013)

3.	Notice on amendment to Articles of Incorporation (Friday, May 10, 2013)

4.	Basic policy regarding reduction of trading unit of the Company’s stock (Friday, May 10, 2013)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone :	+81-6-6648-2645
Facsimile:	+81-6-6648-2632

FOR IMMEDIATE RELEASE (FRIDAY, MAY 10, 2013)

RESULTS OF OPERATIONS FOR THE YEAR ENDED

MARCH 31, 2013 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, May 10, 2013 — Kubota Corporation reported today its consolidated results of operations for the year ended March 31, 2013.

Consolidated Financial Highlights

1. Consolidated Results of Operations for the Fiscal Year Ended March 31, 2013

(1) Results of operations	(In millions of yen except per common share amounts)
	Year ended March 31, 2013	Change [%]	Year ended March 31, 2012	Change [%]
Revenues	¥1,167,628	15.8	¥1,008,019	8.0
Operating income	¥113,161	7.1	¥105,680	22.7
% of revenues	9.7%		10.5%
Income before income taxes and equity in net income of affiliated companies	¥120,463	19.3	¥100,938	10.6
% of revenues	10.3%		10.0%
Net income attributable to Kubota Corporation	¥73,688	19.7	¥61,552	12.3
% of revenues	6.3%		6.1%
Net income attributable to Kubota Corporation per common share
Basic	¥58.67		¥48.75
Diluted	—		—
Ratio of net income attributable to Kubota Corporation to shareholders’ equity	10.4%		9.6%
Ratio of income before income taxes and equity in net income of affiliated companies to total assets	7.5%		7.1%

Notes.

1.	Change[%] represents percentage change from the prior year.
2.	Comprehensive income for the years ended March 31, 2013 and 2012 were ¥141,770 million [195.0%] and ¥48,057 million [75.9%], respectively.
3.	Equity in net income of affiliated companies for the years ended March 31, 2013 and 2012 were ¥1,426 million and ¥1,629 million, respectively.

(2) Financial position	(In millions of yen except per common share amounts)
	March 31, 2013	March 31, 2012
Total assets	¥1,743,670	¥1,487,669
Equity	¥810,608	¥707,214
Kubota Corporation shareholders’ equity	¥758,515	¥653,283
Ratio of Kubota Corporation shareholders’ equity to total assets	43.5%	43.9%
Kubota Corporation shareholders’ equity per common share	¥603.95	¥520.14

Kubota Corporation

and Subsidiaries

(3) Summary of statements of cash flows	(In millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2012
Net cash provided by operating activities	¥50,984	¥79,896
Net cash used in investing activities	(¥69,245)	(¥69,929)
Net cash provided by (used in) financing activities	¥21,655	(¥13,264)
Cash & cash equivalents, end of year	¥110,535	¥100,559

2. Cash dividends

	(In millions of yen except per common share amounts)
	Cash dividends per common share					Annual cash dividends	Annual cash dividends as % to net income	Annual dividends as % to share- holders’ equity
	First quarter period	Second quarter period	Third quarter period	Year-end	Total
Year ended March 31, 2013	—	¥8.00	—	¥9.00	¥17.00	¥21,358	29.0%	3.0%
Year ended March 31, 2012	—	¥7.00	—	¥8.00	¥15.00	¥18,846	30.8%	2.9%

Note.

Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, the specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. The specific amount of cash dividends for the year ending March 31, 2014 is not decided at this time and the Company will inform the amount as soon as a decision has been made.

3. Anticipated results of operations for the year ending March 31, 2014

	(In millions of yen except per common share amounts)
	Six months ending September 30, 2013	Change [%]	Year ending March 31, 2014	Change [%]
Revenues	¥660,000	20.8	¥1,400,000	19.9
Operating income	¥78,000	45.4	¥160,000	41.4
Income before income taxes and equity in net income of affiliated companies	¥80,000	53.9	¥165,000	37.0
Net income attributable to Kubota Corporation	¥50,000	63.2	¥100,000	35.7
Net income attributable to Kubota Corporation per common share	¥39.81		¥79.62

Notes.

Change [%] represents percentage change from the prior year.

Please refer to page 6 for further information related to the above mentioned anticipated results of operations.

4. Other

(1)	Changes in material subsidiaries: None

(2)	Changes in accounting principles, procedures, and presentations for consolidated financial statements

	a) Changes due to the revision of accounting standards: None

	b) Changes in matters other than a) above: None

(3)	Number of shares outstanding including treasury stock as of March 31, 2013	:	1,256,419,180
	Number of shares outstanding including treasury stock as of March 31, 2012	:	1,285,919,180
	Number of treasury stock as of March 31, 2013	:	502,202
	Number of treasury stock as of March 31, 2012	:	29,935,508
	Weighted average number of shares outstanding during the year ended March 31, 2013	:	1,255,950,622
	Weighted average number of shares outstanding during the year ended March 31, 2012	:	1,262,533,879

Please refer to “(9) Per common share information” on page 18.

Kubota Corporation

(Parent Company Only)

(Reference) Non-consolidated Financial Highlights

(1) Results of operations	(In millions of yen except per common share amounts)
	Year ended March 31, 2013	Change [%]	Year ended March 31, 2012	Change [%]
Net sales	¥674,739	8.3	¥622,817	10.2
Operating income	¥51,160	45.3	¥35,200	22.3
Ordinary income	¥63,885	53.3	¥41,668	23.2
Net income	¥41,846	40.8	¥29,709	44.9
Net income per common share
Basic	¥33.30		¥23.52
Diluted	—		—

Note.

Change [%] represents percentage change from the prior year.

(2) Financial position	(In millions of yen except per common share amounts)
	March 31, 2013	March 31, 2012
Total assets	¥882,663	¥798,123
Net assets	¥479,561	¥438,860
Equity	¥479,561	¥438,860
Ratio of equity to total assets	54.3%	55.0%
Net assets per common share	¥381.71	¥349.30

(*Information on status of the audit by the independent auditor)

This release has not been audited in accordance with the Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to audit.

As of the date of this release, the Company’s consolidated financial statements for the year ended March 31, 2013 are subject to procedures as part of the year-end.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1) Review of operations

a)	Summary of the results of operations for the year under review

For the year ended March 31, 2013, revenues of Kubota Corporation and its subsidiaries (hereinafter, the “Company”) increased ¥159.6 billion [15.8%], to ¥1,167.6 billion from the prior year.

In the domestic market, revenues increased ¥42.3 billion [8.5%], to ¥541.0 billion from the prior year. Domestic revenues in Farm & Industrial Machinery increased due to steady sales of farm equipment and robust growth in sales of construction machinery and engines. Revenues in Water & Environment also increased owing to sales growth of products related to public works. In addition, revenues in Other increased slightly.

In the overseas market, revenues increased ¥117.3 billion [23.0%], to ¥626.6 billion from the prior year. Overseas revenues in Farm & Industrial Machinery significantly expanded in North America, Europe and Asia outside Japan, and revenues in Water & Environment and Other rose. The ratio of overseas revenues to consolidated revenues was 53.7%, 3.2 percentage points higher than at the prior year-end.

Operating income increased ¥7.5 billion [7.1%] from the prior year, to ¥113.2 billion. The increase in revenues in Farm & Industrial Machinery and Water & Environment and the declines in material costs exceeded the impact of increases in other costs, such as higher pension cost.

Income before income taxes and equity in net income of affiliated companies was ¥120.5 billion, ¥19.5 billion [19.3%] higher than in the prior year, because of gains in operating income and considerable improvement in other income, including the foreign exchange gain (loss)-net account. Income taxes were ¥40.7 billion, and equity in net income of affiliated companies was ¥1.4 billion. Accordingly, net income increased ¥15.1 billion [22.9%], to ¥81.1 billion. After deducting ¥7.5 billion of net income attributable to noncontrolling interests, net income attributable to Kubota Corporation was ¥73.7 billion, ¥12.1 billion [19.7%] higher than in the prior year.

b)	Review of operations by reporting segment

1)	Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines, and construction machinery.

Revenues in this segment increased 19.2% from the prior year, to ¥851.0 billion, and accounted for 72.9% of consolidated revenues.

Domestic revenues increased 12.3%, to ¥264.3 billion. Domestic sales of farm equipment increased, because sales in the Tohoku area rose owing to the rebound from stagnation in the prior year, and sales in other areas also increased steadily due to higher rice prices and the government subsidies for farmers. Sales of construction machinery and engines substantially increased due to the demand for reconstruction work following the Great East Japan Earthquake.

Overseas revenues increased 22.6%, to ¥586.7 billion. In North America, sales of tractors increased substantially due to growth in demand owing to the market recovery. Sales of construction machinery increased significantly owing to the growth in replacement demand from rental companies, and sales of engines also expanded steadily. Revenues in Europe increased sharply due to the effect of the tractor implement business acquisition in the prior fiscal year and higher sales of engines, while sales of tractors and construction machinery decreased owing to the economic downturn and the negative impact of the yen appreciation. In Asia outside Japan, sales of farm equipment rose significantly, mainly in Thailand and China.

Operating income in this segment increased 10.4%, to ¥108.0 billion, due to increased revenues in Japan and overseas.

Kubota Corporation

and Subsidiaries

2)	Water & Environment

Water & Environment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, pumps, and other products), environment-related products (environmental control plants and other products), and social infrastructure-related products (industrial castings, spiral welded steel pipes, vending machines, precision equipment, air-conditioning equipment, and other products).

Revenues in this segment increased 7.1%, to ¥282.1 billion from the prior year, and accounted for 24.1% of consolidated revenues.

Domestic revenues increased 5.6%, to ¥245.6 billion. Revenues in environment-related products rose significantly owing to higher sales of water and sewage treatment equipment and plants. In addition, revenues in pipe-related products and social infrastructure-related products also increased. Overseas revenues rose 19.2%, to ¥36.5 billion owing to increased sales in ductile iron pipes and valves.

Operating income in this segment increased 34.6%, to ¥23.5 billion, supported by steady revenues.

3)	Other

Other comprises construction, services, and other business.

Revenues in this segment increased 12.4%, to ¥34.6 billion from the prior year, and accounted for 3.0% of consolidated revenues. Revenues generated from construction and other business also increased.

Operating income in this segment was ¥2.5 billion, almost the same level as in the prior year.

* The Company realigned its organization on April 1, 2012. Following this realignment, the segments that had previously been classified as “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure”, and “Other” were reclassified into “Farm & Industrial Machinery”, “Water & Environment”, and “Other”.

c)	Prospects for the fiscal year ending March 31, 2014

The Company forecasts consolidated revenues for the year ending March 31, 2014 at ¥1,400.0 billion, ¥232.4 billion higher than during the year under review. Domestic revenues are forecast to increase due to increases in revenues in all reporting segments. Overseas revenues are forecast to increase sharply due to higher revenues in Farm & Industrial Machinery. Among revenues in this segment, revenues in North America, Europe and Asia outside Japan expected to increase substantially owing to the impact of the yen depreciation.

The Company forecasts operating income of ¥160.0 billion, an increase of ¥46.8 billion from the year under review, due to the effect of higher revenues and the substantial positive change of yen exchange. The Company expects Income before income taxes and equity in net income of affiliated companies for the next fiscal year to be ¥165.0 billion, an increase of ¥44.5 billion from the year under review. Net income attributable to Kubota Corporation is forecast to be ¥100.0 billion, an increase of ¥26.3 billion from the year under review. (These forecasts are based on the assumption of exchange rates of ¥95=US$1 and ¥125=1 Euro.)

(2) Financial condition

a)	Assets, liabilities and equity

Total assets at the end of March 2013 amounted to ¥1,743.7 billion, an increase of ¥256.0 billion from the prior fiscal year-end. As for assets, notes and accounts receivable, inventories, and short- and long-term finance receivables increased due to higher revenues and the yen depreciation from the prior year-end.

Among liabilities, trade accounts payable increased. Additionally, short-term borrowings and long-term debt increased related to the increase in finance receivables.

Equity increased because of the accumulation of retained earnings and a significant improvement in accumulated other comprehensive loss. The shareholders’ equity ratio was 43.5%, 0.4 percentage points lower than at the prior fiscal year-end.

Kubota Corporation

and Subsidiaries

b)	Cash flows

Net cash provided by operating activities during the year under review was ¥51.0 billion, a decrease of ¥28.9 billion in cash inflow compared with the prior year. This decrease in cash inflow was mainly due to the changes in working capital, such as notes and accounts receivable and trade notes and accounts payable, and a decrease in income taxes payable, while net income increased.

Net cash used in investing activities was ¥69.2 billion, a decrease of ¥0.7 billion in cash outflow compared with the prior year. The decrease in cash outflow, such as the decrease in expenditures for the acquisition of businesses and the shrinkage of the incremental amount in finance receivables, exceeded the increase in cash outflow due to the decrease of proceeds from sales of property, plant, and equipment and purchases of fixed assets.

Net cash provided by financing activities was ¥21.7 billion, an increase of ¥34.9 billion in cash inflow compared with the prior year. This increase was mainly due to an increase in cash inflow from fund procurement and a decrease in cash outflow for the purchase of treasury stock. Meanwhile, cash outflow due to purchases of noncontrolling interests increased.

As a result, after taking account of the effects of fluctuations in exchange rates, cash and cash equivalents at the end of March 31, 2013 were ¥110.5 billion, an increase of ¥10.0 billion from the prior fiscal year-end.

(Reference) Cash flow indices

	Year ended March 31, 2013	Year ended March 31, 2012
Ratio of shareholders’ equity to total assets [%]	43.5	43.9
Equity ratio based on market capitalization [%]	96.4	67.1
Interest-bearing debt / Net cash provided by operating activities [year]	9.0	4.5
Interest coverage ratio [times]	9.0	16.9

Notes.

Equity ratio based on market capitalization: market capitalization / total assets

Interest coverage ratio: cash flows provided by operating activities / interest paid

Each ratio is calculated based on the figures in the consolidated financial statements. Market capitalization is calculated based on closing price at the end of the fiscal year multiplied by the number of shares outstanding at the end of the fiscal year, excluding treasury stock. Net cash provided by operating activities is the amount in the consolidated statements of cash flows. Interest-bearing debt includes short-term borrowings, current portion of long-term debt, and long-term debt in the consolidated balance sheets. Additionally, interest paid is the amount of cash paid during the year for interest in the consolidated statements of cash flows.

Kubota Corporation

and Subsidiaries

2. Management policies

(1) Basic management policy

For more than a century since its founding, the Company has continued to contribute to society through helping to improve people’s quality of life, by offering products and services—including farm equipment, pipes for water supply and sewage systems and environmental control plants.

And the Company is developing its business globally under the corporate mission “Continue to support the future of the earth and humanity by contributing products that help the affluent and stable production of food, help supply and restore reliable water, and help create a comfortable living environment through its superior products, technologies and services” with the aim of solving the worldwide problems of food, water and the environment, which are indispensable for human beings.

In the years to come, the Company will strive to attain an even higher enterprise value, through improvement of its capabilities for responding with flexibility to changes in society by emphasizing agility in its operations, strengthening its global operational presence, and relentlessly working to transform itself.

(2) Principal business policies for medium-to-long-term growth in profit

The Company is implementing initiatives to globalize its management with the objective of expanding its overseas business activities, which are the driving force for its growth. At the same time, the Company is moving forward with structural transformations in its domestic business operations. Through these initiatives in Japan and overseas, the Company is endeavoring to continue to develop sustainably for the long term. To realize this objective as soon as possible, the Company is implementing the following priority policies.

1)	Attain Major Growth

The Company’s principal business domains are food, water, and the environment, all of which are expected to show substantial growth in the years to come. The Company’s highest priority at this time is to attain major expansion in its business scale. The Company will not only formulate and implement growth strategies for each of its businesses but will also specify companywide core growth themes, or growth driver businesses, and implement initiatives mainly through a task force formed in the corporate headquarters.

In Farm & Industrial Machinery, the Company will accelerate its activities to enter the business of large-scale agricultural machinery for dry-field farming to consolidate its position as a comprehensive manufacturer of agricultural machinery. Last year, the Company took a first step toward this objective through the acquisition of a tractor implement business. Looking ahead, the Company will step up the pace of its comprehensive business strategies for products, technologies, sales, services, and geographic regions.

In Water & Environment, the Company will strengthen its drive to “develop its water and environment business in Asia outside Japan.” In addition to those regions where the Company has a presence, with the network of offices of the engineering business the Company acquired last year as a base, the Company will identify those businesses where it can exercise its comprehensive capabilities and increase the speed of business development.

Kubota Corporation

and Subsidiaries

2)	Globalize Management

For the Company to continue to develop, sustainable growth in overseas markets will be indispensable. To realize this growth, the Company aims to conduct a drastic review of its business operations and systems and create management systems that are compatible with the expansion of overseas business activities.

In its products, the Company will create marketing and product development systems for each region, expand its production outside Japan, and create systems capable of developing and launching product lineups that meet the needs of various regions.

In its sales activities, the Company will strengthen its sales network with the aim of ensuring expansion in the growing Asian region. In addition, in those areas where the Company does not yet have a presence, it will begin to structure sales channels with a time horizon of 5 to 10 years.

In procurement, along with the network of suppliers that the Company has already developed in Thailand, the Company will expand the procurement functions of its other production centers and create a global procurement system.

In its business management, the Company will proceed with the delegation of authority to make rapid decision making, appropriate for various local conditions, possible, while also moving as quickly as possible toward the appointment of local human resources to positions of management responsibility.

On the other hand, as its business activities spread all over the world, the Company will work to improve its organizational frameworks, operating systems, and other corporate infrastructure to strengthen corporate governance within the Group. In addition, the Company will make active use of IT to improve the unified grasp and supervision of management resource information. Last year, the Company established its “Kubota Global Identity” and clarified Group values as expressed in the mission and management philosophy that will be shared universally by all employees. Going forward, the Company will work to ensure that these values are understood and shared by all employees, and then all move together to expand the business activities of the Group.

3)	Develop New Businesses in Japan

The operating environment in Japan continues to be challenging. The Company is moving ahead with structural changes in its business portfolio and is aiming for the development of new businesses. In the agricultural-related products businesses, rather than focusing just on selling machinery, the Company will work toward the development of business activities that make comprehensive contributions to agriculture, including proposing various services that increase efficiency and the adoption of new farm management methods. In addition, in Water & Environment, in its activities related to the public sector, the Company is not only working to expand existing business in selling machinery and materials and providing construction services, but is also working to create new business opportunities by strengthening its capabilities for the maintenance and management of public facilities, which is increasingly being subcontracted to the private sector.

4)	Strengthen Technology Development to Attain Sustainable Growth

To sustain its growth for the long term, the Company is striving to strengthen its capabilities for developing future-oriented technology. The Company is pursuing technological development that will be the core for sustaining growth in the medium-to-long term mainly in its headquarters technology units, including its Research & Development Headquarters and Quality Assurance & Manufacturing Headquarters. In addition, the Company is endeavoring to strengthen the technologies of its business departments through differentiation and is readying operating systems and organizational frameworks that cross over the existing organizational lines and make usage possible in products and production.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	March 31, 2013		March 31, 2012		Change
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	110,535		100,559		9,976
Notes and accounts receivable:
Trade notes	73,236		71,713		1,523
Trade accounts	404,775		321,451		83,324
Less: Allowance for doubtful notes and accounts receivable	(2,504)		(2,404)		(100)

Total notes and accounts receivable, net	475,507		390,760		84,747

Short-term finance receivables-net	130,694		108,160		22,534
Inventories	231,488		202,070		29,418
Other current assets	66,451		64,463		1,988

Total current assets	1,014,675	58.2	866,012	58.2	148,663

Investments and long-term finance receivables:
Investments in and loan receivables from affiliated companies	19,276		17,971		1,305
Other investments	126,679		101,705		24,974
Long-term finance receivables-net	249,135		204,272		44,863

Total investments and long-term finance receivables	395,090	22.7	323,948	21.8	71,142

Property, plant, and equipment:
Land	90,870		89,529		1,341
Buildings	237,639		226,598		11,041
Machinery and equipment	386,052		361,433		24,619
Construction in progress	16,291		8,079		8,212

Total	730,852		685,639		45,213

Accumulated depreciation	(475,326)		(460,572)		(14,754)

Net property, plant, and equipment	255,526	14.6	225,067	15.1	30,459

Other assets:
Goodwill and intangible assets-net	28,902		26,904		1,998
Long-term trade accounts receivable	32,009		31,409		600
Other	18,122		15,204		2,918
Less: Allowance for doubtful non-current receivables	(654)		(875)		221

Total other assets	78,379	4.5	72,642	4.9	5,737

Total	1,743,670	100.0	1,487,669	100.0	256,001

Kubota Corporation

and Subsidiaries

Liabilities and equity	(In millions of yen)
	March 31, 2013		March 31, 2012		Change
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	118,860		69,623		49,237
Trade notes payable	20,926		16,905		4,021
Trade accounts payable	222,101		199,072		23,029
Advances received from customers	10,142		6,983		3,159
Notes and accounts payable for capital expenditures	16,779		13,817		2,962
Accrued payroll costs	32,840		30,830		2,010
Accrued expenses	38,037		33,617		4,420
Income taxes payable	17,385		16,449		936
Other current liabilities	49,489		41,477		8,012
Current portion of long-term debt	68,297		107,210		(38,913)

Total current liabilities	594,856	34.1	535,983	36.0	58,873

Long-term liabilities:
Long-term debt	273,360		184,402		88,958
Accrued retirement and pension costs	28,752		41,882		(13,130)
Other long-term liabilities	36,094		18,188		17,906

Total long-term liabilities	338,206	19.4	244,472	16.4	93,734

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—
Capital surplus	88,866		88,834		32
Legal reserve	19,539		19,539		—
Retained earnings	595,145		560,710		34,435
Accumulated other comprehensive loss	(28,889)		(80,542)		51,653
Treasury stock, at cost	(216)		(19,328)		19,112

Total Kubota Corporation shareholders’ equity	758,515	43.5	653,283	43.9	105,232
Noncontrolling interests	52,093	3.0	53,931	3.7	(1,838)

Total equity	810,608	46.5	707,214	47.6	103,394

Total	1,743,670	100.0	1,487,669	100.0	256,001

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Year ended March 31, 2013		Year ended March 31, 2012		Change
	Amount	%	Amount	%	Amount	%

Revenues	1,167,628	100.0	1,008,019	100.0	159,609	15.8
Cost of revenues	848,149	72.6	735,836	73.0	112,313	15.3
Selling, general, and administrative expenses	206,479	17.7	170,252	16.9	36,227	21.3
Other operating expenses (income)	(161)	(0.0)	(3,749)	(0.4)	3,588	—

Operating income	113,161	9.7	105,680	10.5	7,481	7.1

Other income (expenses):
Interest and dividend income	3,614		3,760		(146)
Interest expense	(1,280)		(1,892)		612
Gain on sales of securities-net	160		105		55
Valuation loss on other investments	(360)		(2,570)		2,210
Foreign exchange gain (loss)-net	9,266		(7,609)		16,875
Other-net	(4,098)		3,464		(7,562)

Other income (expenses), net	7,302		(4,742)		12,044

Income before income taxes and equity in net income of affiliated companies	120,463	10.3	100,938	10.0	19,525	19.3

Income taxes:
Current	39,961		35,594		4,367
Deferred	779		954		(175)

Total income taxes	40,740		36,548		4,192

Equity in net income of affiliated companies	1,426		1,629		(203)

Net income	81,149	6.9	66,019	6.5	15,130	22.9

Less: Net income attributable to the noncontrolling interests	7,461		4,467		2,994

Net income attributable to Kubota Corporation	73,688	6.3	61,552	6.1	12,136	19.7

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of comprehensive income

	(In millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2012	Change
Net income	81,149	66,019	15,130

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	38,214	(13,359)	51,573
Unrealized gains on securities	16,200	3,220	12,980
Unrealized gains on derivatives	195	538	(343)
Pension liability adjustments	6,012	(8,361)	14,373

Total other comprehensive income (loss)	60,621	(17,962)	78,583

Comprehensive income	141,770	48,057	93,713
Less: Comprehensive income attributable to the noncontrolling interests	13,579	1,622	11,957

Comprehensive income attributable to Kubota Corporation	128,191	46,435	81,756

(4) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Shareholders’ Equity						Non- controlling interests	Total
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance, March 31, 2011	1,271,713	84,070	89,140	19,539	516,858	(65,381)	(9,341)	46,476	681,361

Net income					61,552			4,467	66,019

Other comprehensive loss						(15,117)		(2,845)	(17,962)

Cash dividends paid to Kubota Corporation shareholders, ¥14 per common share					(17,700)				(17,700)
Cash dividends paid to the noncontrolling interests								(291)	(291)
Purchases and sales of treasury stock	(15,729)						(9,987)		(9,987)
Increase in noncontrolling interests related to contribution								73	73
Changes in ownership interests in subsidiaries			(306)			(44)		6,051	5,701

Balance, March 31, 2012	1,255,984	84,070	88,834	19,539	560,710	(80,542)	(19,328)	53,931	707,214

Net income					73,688			7,461	81,149

Other comprehensive income						54,503		6,118	60,621

Cash dividends paid to Kubota Corporation shareholders, ¥16 per common share					(20,102)				(20,102)
Cash dividends paid to the noncontrolling interests								(402)	(402)
Purchases and sales of treasury stock	(67)						(40)		(40)
Retirement of treasury stock			(1)		(19,151)		19,152		—
Increase in noncontrolling interests related to contribution								301	301
Changes in ownership interests in subsidiaries			33			(2,850)		(15,316)	(18,133)

Balance, March 31, 2013	1,255,917	84,070	88,866	19,539	595,145	(28,889)	(216)	52,093	810,608

Kubota Corporation

and Subsidiaries

(5) Consolidated statements of cash flows

	(In millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2012	Change
Operating activities:
Net income	81,149	66,019
Depreciation and amortization	29,254	23,908
Gain on sales of securities-net	(160)	(105)
Valuation loss on other investments	360	2,570
(Gain) loss from disposal of fixed asset-net	828	(6,693)
Impairment loss on long-lived assets	296	1,531
Equity in net income of affiliated companies	(1,426)	(1,629)
Deferred income taxes	779	954
Increase in notes and accounts receivable	(69,084)	(39,833)
Increase in inventories	(11,243)	(16,176)
Increase in other current assets	(772)	(8,355)
Increase in trade notes and accounts payable	18,824	43,189
Increase (decrease) in income taxes payable	(1,820)	11,670
Increase in other current liabilities	9,699	11,519
Decrease in accrued retirement and pension costs	(4,331)	(8,870)
Other	(1,369)	197

Net cash provided by operating activities	50,984	79,896	(28,912)

Investing activities:
Purchases of fixed assets	(46,650)	(26,962)
Proceeds from sales of property, plant, and equipment	1,072	13,028
Proceeds from sales and redemption of investments	418	187
Acquisition of business, net of cash acquired	642	(17,211)
Increase in finance receivables	(188,449)	(167,040)
Collection of finance receivables	160,894	135,319
Net (increase) decrease in short-term loan receivables from affiliated companies	1,680	(5,565)
Net (increase) decrease in time deposits	2,219	(2,080)
Other	(1,071)	395

Net cash used in investing activities	(69,245)	(69,929)	684

Financing activities:
Proceeds from issuance of long-term debt	148,582	104,816
Repayments of long-term debt	(114,632)	(89,203)
Net increase in short-term borrowings	26,001	9
Cash dividends	(20,102)	(17,700)
Purchases of treasury stock	(40)	(10,016)
Purchases of noncontrolling interests	(18,062)	(924)
Other	(92)	(246)

Net cash provided by (used in) financing activities	21,655	(13,264)	34,919

Effect of exchange rate changes on cash and cash equivalents	6,582	(1,437)	8,019

Net increase (decrease) in cash and cash equivalents	9,976	(4,734)
Cash and cash equivalents, beginning of year	100,559	105,293

Cash and cash equivalents, end of year	110,535	100,559	9,976

	(In millions of yen)
Notes:
Cash paid during the year for:
Interest	5,642	4,732	910
Income taxes	37,876	20,515	17,361

Kubota Corporation

and Subsidiaries

(6) Notes to assumptions for going concern

None

(7) Notes to consolidated financial statements

a)	Summary of accounting policies

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP)

b)	Consolidated subsidiaries and affiliated companies under the equity method

157 subsidiaries are consolidated.

Major consolidated subsidiaries:	Domestic	Kubota Credit Co., Ltd. Kubota-C.I. Co., Ltd.

Overseas

Kubota U.S.A., Inc.

Kubota Tractor Corporation

Kubota Credit Corporation, U.S.A.

Kubota Manufacturing of America Corporation

Kubota Industrial Equipment Corporation

Kubota Engine America Corporation

Kubota Canada Ltd.

Kubota Metal Corporation *

Kubota Europe S.A.S.

Kubota Baumaschinen GmbH

Kverneland AS

Kubota China Holdings Co., Ltd.

Kubota Agricultural Machinery (Suzhou) Co., Ltd.

Kubota Construction Machinery (Wuxi) Co., Ltd.

Kubota China financial Leasing Ltd.

SIAM KUBOTA Corporation Co., Ltd.

Siam Kubota Leasing Co., Ltd.

SIAM KUBOTA Metal Technology Co., Ltd.

Kubota Engine (Thailand) Co., Ltd.

Kubota Saudi Arabia Company, LLC

19 affiliated companies are accounted for under the equity method.

Major affiliated companies:	Domestic	KMEW Co., Ltd.

*	Kubota Metal Corporation changed the company name to Kubota Materials Canada Corporation in April 2013.

Kubota Corporation

and Subsidiaries

(8) Consolidated segment information

a)	Reporting segments

Year ended March 31, 2013	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	850,953	282,078	34,597	—	1,167,628
Intersegment	59	5,461	22,030	(27,550)	—
Total	851,012	287,539	56,627	(27,550)	1,167,628
Operating income	107,967	23,533	2,464	(20,803)	113,161

Identifiable assets at March 31, 2013	1,244,886	258,869	75,790	164,125	1,743,670
Depreciation	20,123	6,214	737	2,179	29,253
Capital expenditures	37,222	7,658	744	3,102	48,726

Year ended March 31, 2012	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	713,943	263,286	30,790	—	1,008,019
Intersegment	69	4,839	18,010	(22,918)	—
Total	714,012	268,125	48,800	(22,918)	1,008,019
Operating income	97,776	17,480	2,450	(12,026)	105,680

Identifiable assets at March 31, 2012	1,039,280	246,272	49,530	152,587	1,487,669
Depreciation	14,582	6,574	705	2,000	23,861
Capital expenditures	20,077	6,076	1,071	3,888	31,112

Notes:

1. The amounts in “Adjustments” include the eliminations and adjustments of intersegment transactions, expenses that cannot be apportioned to business segments, and corporate assets. Corporate assets mainly consist of certain assets of the parent company such as cash and cash equivalents, investment securities and assets related to administration departments.

2. The aggregated amounts of operating income are equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment transactions are quoted at arm’s length price.

Kubota Corporation

and Subsidiaries

b) Revenues from external customers by product groups

	(In millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2012
Farm Equipment and Engines	744,319	619,989
Construction Machinery	106,634	93,954
Farm & Industrial Machinery	850,953	713,943
Pipe-related Products	151,058	142,466
Environment-related Products	64,827	56,045
Social Infrastructure-related Products	66,193	64,775
Water & Environment	282,078	263,286
Other	34,597	30,790
Total	1,167,628	1,008,019

c) Geographic information

Information for revenues from external customers by destination

	(In millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2012
Japan	540,982	498,684
North America	263,246	219,929
Europe	118,744	88,715
Asia Outside Japan	204,172	169,632
Other Areas	40,484	31,059
Total	1,167,628	1,008,019

Notes:

1. Revenues from North America include those from the United States of ¥228,932 million and ¥190,243 million for the years ended March 31, 2013 and 2012, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Information for property, plant, and equipment based on physical location

	(In millions of yen)
	March 31, 2013	March 31, 2012
Japan	178,680	176,987
North America	22,892	15,158
Europe	14,057	9,580
Asia Outside Japan	36,005	20,087
Other Areas	3,892	3,255
Total	255,526	225,067

Kubota Corporation

and Subsidiaries

(9) Per common share information

	(In yen)
	Year ended March 31, 2013	Year ended March 31, 2012
Kubota Corporation shareholders’ equity per common share	¥603.95	¥520.14
Basic net income attributable to Kubota Corporation per common share	¥58.67	¥48.75

The numerators and denominators of the basic net income per common share computation are as follows:

Numerators

	(In millions of yen)
	Year ended March 31, 2013	Year ended March 31, 2012
Basic net income attributable to Kubota Corporation	¥73,688	¥61,552

Denominators

	(In thousands of shares)
	Year ended March 31, 2013	Year ended March 31, 2012
Weighted average common shares outstanding	1,255,951	1,262,534

Note: Diluted net income attributable to Kubota Corporation is not described because there are no dilutive securities.

(10) Subsequent events

None

Kubota Corporation

and Subsidiaries

(11) Consolidated revenues by reporting segments

	(In millions of yen)
	Year ended March 31, 2013		Year ended March 31, 2012		Change
	Amount	%	Amount	%	Amount	%

Farm Equipment and Engines	744,319	63.8	619,989	61.5	124,330	20.1
Domestic	230,666		208,353		22,313	10.7
Overseas	513,653		411,636		102,017	24.8
Construction Machinery	106,634	9.1	93,954	9.3	12,680	13.5
Domestic	33,634		27,083		6,551	24.2
Overseas	73,000		66,871		6,129	9.2
Farm & Industrial Machinery	850,953	72.9	713,943	70.8	137,010	19.2
Domestic	264,300	22.6	235,436	23.3	28,864	12.3
Overseas	586,653	50.3	478,507	47.5	108,146	22.6
Pipe-related Products	151,058	12.9	142,466	14.1	8,592	6.0
Domestic	135,638		131,706		3,932	3.0
Overseas	15,420		10,760		4,660	43.3
Environment-related Products	64,827	5.5	56,045	5.6	8,782	15.7
Domestic	61,599		52,907		8,692	16.4
Overseas	3,228		3,138		90	2.9
Social Infrastructure-related Products	66,193	5.7	64,775	6.4	1,418	2.2
Domestic	48,355		48,065		290	0.6
Overseas	17,838		16,710		1,128	6.8
Water & Environment	282,078	24.1	263,286	26.1	18,792	7.1
Domestic	245,592	21.0	232,678	23.1	12,914	5.6
Overseas	36,486	3.1	30,608	3.0	5,878	19.2
Other	34,597	3.0	30,790	3.1	3,807	12.4
Domestic	31,090	2.7	30,570	3.1	520	1.7
Overseas	3,507	0.3	220	0.0	3,287	1,494.1
Total	1,167,628	100.0	1,008,019	100.0	159,609	15.8
Domestic	540,982	46.3	498,684	49.5	42,298	8.5
Overseas	626,646	53.7	509,335	50.5	117,311	23.0

Kubota Corporation

and Subsidiaries

(12) Anticipated consolidated revenues by reporting segments

	(In billions of yen)
	Year ending March 31, 2014		Year ended March 31, 2013		Change
	Amount	%	Amount	%	Amount	%
Domestic	280.0		264.3		15.7	5.9
Overseas	770.0		586.7		183.3	31.3
Farm & Industrial Machinery	1,050.0	75.0	851.0	72.9	199.0	23.4
Domestic	264.0		245.6		18.4	7.5
Overseas	49.0		36.5		12.5	34.3
Water & Environment	313.0	22.4	282.1	24.1	30.9	11.0
Domestic	33.0		31.1		1.9	6.1
Overseas	4.0		3.5		0.5	14.1
Other	37.0	2.6	34.6	3.0	2.4	6.9
Total	1,400.0	100.0	1,167.6	100.0	232.4	19.9

Domestic	577.0	41.2	541.0	46.3	36.0	6.7
Overseas	823.0	58.8	626.6	53.7	196.4	31.3

Kubota Corporation

and Subsidiaries

4. The results of operations for the three months ended March 31, 2013

(1) Consolidated statements of income

	(In millions of yen)
	Three months ended March 31, 2013		Three months ended March 31, 2012		Change
	Amount	%	Amount	%	Amount	%
Revenues	341,235	100.0	277,457	100.0	63,778	23.0
Cost of revenues	248,263	72.7	204,527	73.7	43,736	21.4
Selling, general, and administrative expenses	58,789	17.2	49,202	17.7	9,587	19.5
Other operating expenses (income)	(821)	(0.2)	(5,121)	(1.8)	4,300	—

Operating income	35,004	10.3	28,849	10.4	6,155	21.3

Other income (expenses):
Interest and dividend income	428		559		(131)
Interest expense	(540)		(821)		281
Gain on sales of securities-net	34		106		(72)
Valuation loss on other investments	(24)		(1,079)		1,055
Foreign exchange gain-net	5,038		1,193		3,845
Other-net	(2,173)		147		(2,320)

Other income (expenses), net	2,763		105		2,658

Income before income taxes and equity in net loss of affiliated companies	37,767	11.1	28,954	10.4	8,813	30.4

Income taxes	10,564		9,145		1,419

Equity in net loss of affiliated companies	(348)		(444)		96

Net income	26,855	7.9	19,365	7.0	7,490	38.7

Less: Net income attributable to the noncontrolling interests	2,823		611		2,212

Net income attributable to Kubota Corporation	24,032	7.0	18,754	6.8	5,278	28.1

	(In yen)
Net income attributable to Kubota Corporation per common share
Basic	19.14		14.93

Kubota Corporation

and Subsidiaries

(2) Consolidated segment information

a) Reporting segments

Three months ended March 31, 2013

	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	232,065	97,797	11,373	—	341,235
Intersegment	15	1,981	8,875	(10,871)	—

Total	232,080	99,778	20,248	(10,871)	341,235

Operating income	29,245	10,493	1,210	(5,944)	35,004

Three months ended March 31, 2012
	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	177,306	89,482	10,669	—	277,457
Intersegment	28	2,324	3,881	(6,233)	—

Total	177,334	91,806	14,550	(6,233)	277,457

Operating income	18,626	8,142	916	1,165	28,849

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income are equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

b) Geographic information

Information for revenues from external customers by destination

	(In millions of yen)
	Three months ended March 31, 2013	Three months ended March 31, 2012
Japan	159,066	146,819
North America	76,626	58,262
Europe	33,092	19,823
Asia Outside Japan	68,920	44,485
Other Areas	3,531	8,068
Total	341,235	277,457

Notes:

1. Revenues from North America include those from the United States of ¥68,818 million and ¥51,623 million for the three months ended March 31, 2013 and 2012, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(3) Consolidated revenues by reporting segments

	(In millions of yen)
	Three months ended March 31, 2013		Three months ended March 31, 2012		Change
	Amount	%	Amount	%	Amount	%

Farm Equipment and Engines	206,116	60.4	158,217	57.0	47,899	30.3
Domestic	56,590		51,214		5,376	10.5
Overseas	149,526		107,003		42,523	39.7
Construction Machinery	25,949	7.6	19,089	6.9	6,860	35.9
Domestic	8,814		6,694		2,120	31.7
Overseas	17,135		12,395		4,740	38.2
Farm & Industrial Machinery	232,065	68.0	177,306	63.9	54,759	30.9
Domestic	65,404	19.1	57,908	20.8	7,496	12.9
Overseas	166,661	48.9	119,398	43.1	47,263	39.6
Pipe-related Products	50,773	14.9	44,770	16.1	6,003	13.4
Domestic	42,815		39,432		3,383	8.6
Overseas	7,958		5,338		2,620	49.1
Environment-related Products	29,574	8.7	26,950	9.7	2,624	9.7
Domestic	28,013		25,947		2,066	8.0
Overseas	1,561		1,003		558	55.6
Social Infrastructure-related Products	17,450	5.1	17,762	6.4	(312)	(1.8)
Domestic	13,307		12,878		429	3.3
Overseas	4,143		4,884		(741)	(15.2)
Water & Environment	97,797	28.7	89,482	32.2	8,315	9.3
Domestic	84,135	24.7	78,257	28.2	5,878	7.5
Overseas	13,662	4.0	11,225	4.0	2,437	21.7
Other	11,373	3.3	10,669	3.9	704	6.6
Domestic	9,527	2.8	10,654	3.9	(1,127)	(10.6)
Overseas	1,846	0.5	15	0.0	1,831	12,206.7
Total	341,235	100.0	277,457	100.0	63,778	23.0
Domestic	159,066	46.6	146,819	52.9	12,247	8.3
Overseas	182,169	53.4	130,638	47.1	51,531	39.4

Kubota Corporation

and Subsidiaries

5. Other

(1) Notice of changes of management (Effective as of June 21, 2013)

a) Appointment of new Corporate Auditor

Name	Current responsibility

Masaharu Kawachi	ex-General Manager of Pharmaceutical Chemicals Division of Sumitomo Chemical Company, Limited

*Mr. Masaharu Kawachi is a candidate for outside Corporate Auditor.

b) Retirement of Corporate Auditor (Expiration of the term of offices)

Name	New responsibility after retirement

Masao Morishita (full time)	Honorable Associate of the Company

End of document

May 10, 2013

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on a distribution of retained earnings

Please be advised that Kubota Corporation (hereinafter “the Company”) resolved at the Board of Directors’ Meeting held on May 10, 2013 that the Company would distribute retained earnings as the record date was March 31, 2013.

1. Details of year-end dividend

	Year-end dividend	Latest forecast (Released on February 6, 2013)	Comparable previous year (Year ended March 31, 2012)
Record date	March 31, 2013	March 31, 2013	March 31, 2012
Dividend per common share	¥9	¥9	¥8
Amount of dividend	¥11,307 million	—	¥10,050 million
Date of payment	June 24, 2013	—	June 25, 2012
Resource of dividend	Retained earnings	—	Retained earnings

2. Reasons for raising dividend

The Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and retirement of treasury stock.

Considering the basic policy and the Company’s current business performance, the Company decided to pay ¥9 per common share as year-end dividend, which will be ¥1 higher than in the prior year.

Accordingly, including the interim dividend of ¥8 per common share already paid, the annual dividend per common share for the fiscal year ended March 31, 2013 will be ¥17, which will be ¥2 higher than in the prior year.

	(per common share)
	Dividend per common share
	Interim dividend	Year-end dividend	Annual dividend
This fiscal year (Year ended March 31, 2013)	¥8	¥9	¥17
Comparable previous year (Year ended March 31, 2012)	¥7	¥8	¥15

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

May 10, 2013

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Notice on amendment to Articles of Incorporation

Please be advised that Kubota Corporation (hereinafter “the Company”), at its Board of Directors’ Meeting held on May 10, 2013, resolved to propose an agenda to amend its Articles of Incorporation at the Ordinary General Meeting of Shareholders to be held on June 21, 2013.

1. Purposes of the amendments

(1)	In order to prepare an environment in which Outside Directors and Outside Corporate Auditors will be able to fulfill their expected roles and suitable personnel will be able to be invited continuously, the Company will newly establish Article 27. (Agreement on Limitation of Liabilities of Outside Directors) and Article 33. (Agreement on Limitation of Liabilities of Outside Corporate Auditors) in accordance with Article 427 of the Corporate Law.

With respect to the new establishment of Article 27, all Corporate Auditors have consented to such amendments.

(2)	The Company will move down the numbers of the existing Articles due to the above establishment of new Articles.

2. Details of amendments

Details of the amendments mentioned above are as follows:

(Underlining indicates portions changed.)
Current Articles	Proposed amendments to the Articles
CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 20.	Article 20.
| [Provisions omitted]	| [Same as at present]
Article 26.	Article 26.

[Newly established]

Article 27. (Agreement on Limitation of Liabilities of Outside Directors)

Pursuant to Article 427, Paragraph 1 of the Corporate Law, the Company may enter into an agreement with an Outside Director which limits the liability for damages caused by a breach of such Outside Director’s duties, provided, however, that the maximum amount to which such liability may be limited shall be the amount as prescribed by the relevant laws and regulations.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 27.	Article 28.
| [Provisions omitted]	| [Same as at present]
Article 31.	Article 32.

[Newly established]

Article 33. (Agreement on Limitation of Liabilities of Outside Corporate Auditors)

Pursuant to Article 427, Paragraph 1 of the Corporate Law, the Company may enter into an agreement with an Outside Corporate Auditor which limits the liability for damages caused by a breach of such Outside Corporate Auditor’s duties, provided, however, that the maximum amount to which such liability may be limited shall be the amount as prescribed by the relevant laws and regulations.

CHAPTER VI. ACCOUNTS	CHAPTER VI. ACCOUNTS

Article 32.	Article 34.
| [Provisions omitted]	| [Same as at present]
Article 36.	Article 38.

3. Schedule

The date of the Ordinary General Meeting of Shareholders for the amendments:	June 21, 2013
The date that amended Articles of Incorporation will be effective:	June 21, 2013

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

May 10, 2013

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Global Management Promotion Department

Planning & Control Headquarters

Phone: +81-6-6648-2645

Basic policy regarding reduction of trading unit of the Company’s stock

Kubota Corporation (hereinafter “the Company”) believes that reduction of trading unit is one of the effective measures to enhance liquidity of the Company’s stock and the diversity of shareholders, which is deemed to be one of the important considerations by the Company.

However, the Company believes that the implementation of reduction of trading unit should be examined in careful consideration of price and liquidity of the Company’s stock, financial results of the Company and expenses.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

End of document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: May 10, 2013	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of Global Management Promotion Department